

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2021

David Friedberg
Chief Executive Officer
TPB Acquisition Corp I
1 Letterman Drive Suite A3-1
San Francisco, CA 94129

> **Re: TPB Acquisition Corp I**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 23, 2021**
> **File No. 333-253325**

Dear Mr. Friedberg:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2021 letter.

Form S-1/A filed March 23, 2021

Summary, page 1

1. We note your revised disclosure on page 30 and response to comment 2. Please revise the bullet points under "Limited payments to insiders" beginning on page 29 to clarify when payments could be made out of funds held in the trust account. Additionally, please quantify the aggregate potential payments in the bullet points as an approximate percentage of the initial business combination assuming a transaction with an entity of your target size.

You may contact Eric McPhee at 2-2-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rachel B. Proffitt